PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

February 23, 2018

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	PROFESSIONALLY MANAGED PORTFOLIOS (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037

Dear Ms. Hamilton:

This correspondence is being filed in response to the comments given to Elaine E. Richards, President of the Trust and Aaron Perkovich, Vice President and Treasurer of the Trust, on February 1, 2018, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain Trust filings (“SOX Review”).  Such filings include, but are not limited to, Forms 40-17G, N-CSR, and N-1A.  The SOX Review focused on the following series of the Trust (each a “Fund”):  BP Capital TwinLine Energy Fund and BP Capital TwinLine MLP Fund.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

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The Trust’s responses to your comments are as follows:

BP Capital TwinLine MLP Fund

1.
Staff Comment:  The Fund shows a portfolio turnover rate in excess of 100% in its Financial Highlights table, please disclose whether active and frequent trading are a part of the Fund’s principal investment strategy. If so, please add disclosure with respect to the high portfolio turnover in the Principal Investment Strategies and Principal Risks sections of the registration statement of the Fund.

Response:  The Trust responds that it confirmed with the Fund’s investment adviser that frequent trading is not considered to be a principal investment strategy of the Fund.  The Trust notes that although the portfolio turnover rate for the fiscal year ended November 30, 2016 was over 100%, the portfolio turnover rate was under 100% for prior fiscal years and as of the most recent fiscal year ended November 30, 2017.  Accordingly no additional disclosure has been added to the prospectus concerning active or frequent trading.  The Trust intends to explain the differences in portfolio turnover rates between 2016 and 2017 in its next Statement of Additional Information to be filed by or before March 31, 2018.

2.
Staff Comment:  The Staff notes that according to the Statement of Changes, the Fund has issued return of capital distributions.  Please confirm that there is no reference to yield or dividends when describing distributions that may contain “Return of Capital” distributions in the marketing materials, financial statement disclosures and/or website disclosures as those terms may be misinterpreted as income.  (See the Fund’s website.) Further, please confirm that the Fund has complied with the shareholder notice requirements regarding return of capital in accordance with Rule 19(a)-1.

Response: The Trust has confirmed with the Fund’s investment adviser that it will enhance descriptions of distributions made on its website, in marketing materials or in its financial statement disclosures to clarify any portion of the distributions that relates to return of capital.  In addition to other enhancements, the Fund’s website will now contain the following statement:

“The Fund’s distributions do not represent yield or investment return on the Fund’s portfolio, as a return of capital represents a return of a unitholder’s original investment in Fund shares (net of fees paid thereon) and should not be confused with a dividend from earnings and profits.”

Please note that the Trust has clarified in the financial statements that return of capital is not income.  Finally, the Trust confirms that the Fund has complied with the shareholder notice requirements in accordance with Rule 19(a)‑1 under the Investment Company Act of 1940.

BP Capital TwinLine Energy Fund

3.
Staff Comment:  The Fund has been identified in the registration statement as a nondiversified fund; however, it appears that the Fund is operating as a diversified fund.  If this has been the case for more than three years, please confirm that the Fund will request and receive shareholder approval prior to changing its status back to nondiversified in accordance with Section 13(a) and Rule 13(a)(1) under the Investment Company Act of 1940, as amended.

Response:  The Trust responds by confirming that the Fund intends to continue to operate as a diversified fund.  Accordingly, the Fund’s registration statement now refers to the Fund as a diversified fund.  In the event that the Fund chooses to operate as a non-diversified fund in the future, it will request shareholder approval to revert its status.

Both Funds

4.
Staff Comment:  The Staff believes that any recapture of a fee waived or expense reimbursed should generally occur within three years of the specific waiver or reimbursement.  Please confirm that this is the case and if so, revise the disclosure accordingly going forward.  If this is not the case and the recoupment period is longer than three years, please provide the Staff with a FAS 5 analysis which details the probability of conclusion.  Further, please confirm that such analysis was also provided to the Fund’s auditor.  Additionally, please confirm and disclose that any recapture provision is limited to the lesser of (1) the expense cap at the time of the waiver, and (2) the expense cap at the time of recapture.  Accordingly, please confirm whether the Advisor’s ability to seek reimbursement matches the Staff’s position.

Response:  The Trust responds by confirming that the Funds’ recapture provisions reflect the Staff’s beliefs that they should generally occur within three years of the specific waiver or reimbursement.  Additionally, the recapture provision is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of recapture.  The Trust will revise the disclosure to clarify that position in future filings.

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If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Schiff Hardin LLP
Richard Wagner, Tait, Weller & Baker LLP